SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                          Urecoats Industries Inc.
                          ------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                   --------------------------------------
                      	(Title of Class of Securities)


                                97477B303
                              --------------
                              (CUSIP Number)

                              Richard Kurtz
                            301 Sylvan Avenue
                Englewood Cliffs, New Jersey  07632-2515
                             (201) 871-1055
                ----------------------------------------
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                            February 8, 1999
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)

                            Page 1 of 5 pages

                               SCHEDULE 13D

CUSIP No. 97477B303
-------------------
1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard Kurtz
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)                                [ ]
                                  (b)                                [ ]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    PF
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)
                                                                     [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
                        5,030,000
                    ----------------------------------------------------------
NUMBER              8)  SHARED VOTING POWER
OF                      0
SHARES              ----------------------------------------------------------
BENEFICIALLY        9)  SOLE DISPOSITIVE POWER
OWNED BY                5,030,000
EACH                ----------------------------------------------------------
REPORTING           10) SHARED DISPOSITIVE POWER
PERSON                  0
WITH
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,030,000
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
    SHARES
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.34
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------
                             Page 2 of 5 pages

                              	SCHEDULE 13D

CUSIP No. 97477B303
-------------------

Item 1.	Security and Issuer.
        -------------------

        This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Urecoats Industries Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 4100 North Powerline Road, Suite F-1, Pompano Beach, Florida 33073.

Item 2.	Identity and Background.
        -----------------------

        (a)  This Schedule 13D is being filed on behalf of Richard Kurtz.

        (b) Richard Kurtz's business address is located at 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

        (c) Richard Kurtz's principal occupation is serving as president and chief executive officer of Kamson Corporation, a privately held corporation with its principal executive offices located at 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

        (d) During the past five years, Richard Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       	(e) During the past five years, Richard Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f)  Richard Kurtz is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Of the 5,030,000 shares of Common Stock beneficially owned by Richard Kurtz, 150,000 shares of Common Stock were purchased in the open market in June 1999, 380,000 shares of Common Stock were purchased in the open market between December 16, 1997 and December 16, 1998, 333,333 shares of Common Stock were purchased from the Company on March 30, 1998 and 1,666,667 shares of Common Stock were purchased from the Company on November 19, 1998. The source of funds for the purchase of such 2,530,000 shares of Common Stock owned by Richard Kurtz was his personal funds. On February 8, 1999, the Company also issued to Richard Kurtz 2,500,000 shares of Common Stock in connection with the conversion to equity of an outstanding loan made by Richard Kurtz to the Company. On February 8, 1999, the Company issued to Richard Kurtz options to purchase 100,000 shares of Common Stock.

Item 4.	Purpose of Transaction.
        ----------------------

        The shares of Common Stock purchased by Richard Kurtz have been acquired for investment purposes. Richard Kurtz may make further purchases of the Common Stock from time to time and may dispose of any or all shares of the Common Stock held by him at any time. Other than as set forth in this paragraph, Richard Kurtz does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j) inclusive of Item 4 of Schedule 13D.  Richard Kurtz may, at any time and

                             Page 3 of 5 pages
from time to time, review or recondider his position with respect to the Company, and formulate plans or proposals with respect to such matters, but has no present intention to do so.

Item 5.	Interest in Securities of the Issuer.
        ------------------------------------

        (a) The approximate aggregate percentage of shares of Common Stock owned by Richard Kurtz is 7.34% based on the number of outstanding shares of Common Stock as of March 31, 1999, as reflected in the Form 10KSB of the Company filed with the Securities and Exchange Commission on April 16, 1999, equal to 68,550,284.

        (b) Richard Kurtz has the sole power to vote and dispose of the Common Stock owned by him.

        (c) No transactions with respect to the Common Stock have been effected during the past 60 days by Richard Kurtz.

        (d) No person other than Richard Kurtz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Richard Kurtz.

        (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
        ---------------------------------------------------------------------

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of its securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
        --------------------------------

        Not applicable.

                             Page 4 of 5 pages

                                 SIGNATURE
                                 ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 	July 13, 1999



                                 July 13, 1999
                                -----------------------------------
                                (Date)

                                 /s/ RICHARD KURTZ
                                -----------------------------------
                                (Signature)

                                 Richard Kurtz
                                -----------------------------------
                                (Name/Title)






                             Page 5 of 5 pages